Exhibit 99.110

Enthusiast Gaming Adds Nine New Video Game Fan Communities

Brings More than 250 Million Monthly Views onto Platform

TORONTO, Feb. 16, 2021 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings, Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV), the largest gaming platform in North America, reaching over 300 million monthly video game and esports fans worldwide, is pleased to announce that it has signed exclusive monetization agreements with nine new, leading video game fan communities.

Already the largest mobile destination for gaming information by unique visitors and a “Top 100” Internet Property in the United States as measured by Comscore, Enthusiast Gaming welcomes Twinfinite, SBMM Warzone, Pokémon GO Hub, LEVVVEL, Game Atlas, and The VG Resource Group of communities, including Spriters Resource, Co-optimus, Ygoprodeck, and Invenglobal, to its media platform dedicated to video game fan communities. Initially, Enthusiast Gaming will monetize the combined, incremental 250 million monthly views of content through advertising, while also building out additional revenue opportunities such as subscriptions, merchandise, and licensing.

The Company is pleased to highlight some of its new communities. Twinfinite, founded in 2011, covers the latest news and events from across the video game industry. The community was built on quality video game coverage, while recognizing the importance of diversity in games media. To date, the community has generated nearly 1 billion views of content. SBMM Warzone is a skill-based match making site that lets players of Call of Duty: Warzone track player statistics. Since the game’s release in March 2020, Call of Duty: Warzone has been downloaded by over 85 million people. Pokémon GO Hub has been a leading online community for Pokémon GO fans since the game’s launch in 2016. The site is dedicated to publishing guides, analysis, and news articles and has generated over 400 million views of content.

“Video game fan communities are what power Enthusiast Gaming, and we are excited to welcome some of the most dedicated gaming communities onto our platform,” commented Adrian Montgomery, Chief Executive Officer. “We continue to focus on providing video game and esports fans with more ways to consume great content and connect socially over their mutual passion for gaming.”

About Enthusiast Gaming

Enthusiast Gaming (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is building the world’s largest social network of communities for gamers and esports fans that reaches over 300 million gaming enthusiasts on a monthly basis. Already the largest gaming platform in North America and the United Kingdom, the Company’s business is comprised of four main pillars: Esports, Content, Talent and Entertainment. Enthusiast Gaming’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Enthusiast’s gaming content division includes 2 of the top 20 gaming media and entertainment video brands with BCC Gaming and Arcade Cloud, reaching more than 50MM unique viewers a month across 9 YouTube pages, 8 Snapchat shows and related Facebook, Instagram and TikTok accounts. Its 100 gaming-related websites including The Sims Resource, Destructoid, and The Escapist collectively generate 1.1 billion page views monthly. Enthusiast’s talent division works with nearly 1,000 YouTube creators generating nearly 3 billion views a month working with leading gamer talent such as Pokimane, Flamingo, Anomaly, and The Sidemen. Enthusiast’s entertainment business includes Canada’s largest gaming expo, EGLX (eglx.com), and the largest mobile gaming event in Europe, Pocket Gamer Connects (pgconnects.com). For more information on the Company visit enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

Contacts:

Enthusiast Gaming – Eric Bernofsky

Chief Corporate Officer

press@enthusiastgaming.com

Media Relations – ID

EnthusiastGaming@id-pr.com

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to statements relating to the Enthusiast Gaming's future growth in periods of increased market advertiser demand.

Forward-looking statements are based on assumptions, including expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks related risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive and other risks set out in Enthusiast Gaming public disclosure recorded filed under the Company’s provide on www.sedar.com, including those contained in the prospectus. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.